LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     -------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427

February 21, 2006

United States Securities Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-0404

RE: ALTERNATIVE CONSTRUCTION COMPANY, INC. REGISTRATION STATEMENT, SB-2 FILED ON SEPTEMBER 8, 2005, AMENDED JANUARY 11, 2006; FILE NO: 333-128191

In response to the Staff's comments dated February 8, 2006, we have compiled answers to the appropriate questions as requested. I am attaching a redline copy of the SB-2 along with an updated original in order to assist you in expediting your review.

If you have any further questions please do not hesitate to contact the undersigned, at 212-810-2430.

                                        Sincerely,


                                        Thomas G. Amon

Cc:   Michael W. Hawkins
      hief Executive Officer
      iebman Goldberg & Drogin, LLP
      raig Slivka
      atricia Armelin

Attachments:

1.    Written response to Comments
2.    Redline SB-2
3.    Updated SB-2

                                  ATTACHMENT 1
                     RESPONSE TO QUESTIONS ON AMENDED SB-2A

GENERAL

1. All changes required to be accurately marked are marked.

2. Several changes have been made throughout the document to distinguish our company from that of the Predecessor, to include the Prospectus Summary, Summary Financials, Risk Factors, Management Discussion and Analysis of Financial Conditions and Results of Operations, Description of Business, and the Financial Statements..

SUMMARY FINANCIAL INFORMATION, PAGE 6

3. Summary paragraph updated and charts updated to distinguish difference between Predecessor and our Company. In addition, management discussions and financial statements were separated to show predecessor statements through January 20, 2005, and ACC from January 21, 2005 through the end of the third quarter.

THE OFFERING, PAGE 5

4. Table revised to show all stock being offered under this registration to be sold by selling shareholders.

Common stock offered by the         Up to 3,969,301 shares
selling shareholders

Terms of the Offering               The selling shareholders will determine when
                                    and how they will sell the common stock offered by this prospectus. See "Plan of Distribution."

Use of proceeds                     We will not receive any of the proceeds from
                                    the  sale of  common  stock  by the  selling
                                    shareholders.  However,  to the extent there
                                    are  cash  exercises  of  warrants,  we will
                                    receive    proceeds    from   such   warrant
                                    exercises.

RISKS FACTORS, PAGE 7

5. Risk factor subheading included for first risk factor, "WE MAY NEED ADDITIONAL FINANCING TO MEET CASH FLOW REQUIREMENTS."

6. Expanded on comments relating to "no assurance" and "material adverse effect" where applicable. Removed risk factors that tend to be boilerplate, to include,
(i) "We May Need Significant Additional Financing to Implement Our business Plan", (ii) "Unanticipated Problems Associated with Product Development...", and
(iii) "We May Incur Significant Costs Resulting From Product Liability Claims".

"SUBSTANTIALLY ALL OF OUR ASSETS, BUT NOT INCLUDING U.S. PATENTS...," PAGE 7

7. Further explained that if there wasn't ample collateral to cover the debentures, the lender could exercise other legal recourse, to include forced reorganization and other bankruptcy proceedings that could attach rights to the patents.

"IF AN EVENT OF DEFAULT OCCURS UNDER ANY ONE OF THE DEBENTURES..," PAGE 8

8. Removed risk factor "If An Event of Default Occurs Under Any One of the Debentures" and consolidated any required comments with risk factor identified in comment 7. Deleted reference to obtaining highly qualified personnel.

"IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY...," PAGE 8

9. Deleted the sentence pertaining to USPTO office as we cannot substantiate if a consistent policy emerges from U.S. Patent and Trademark Office.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 12

10. We elaborated on the acquisition and formation of Universal Safe Structures and Prosteel. Additional comments were placed in the Financial Statements for September 30, 2005 to further explain the acquisition.

11. Replaced paragraphs that were confusing as to the ownership of ACT and QMS. Unequivocally, Mr. Janssens was the sole owner of ACT and QMS. As Mr. Janssens filed a joint tax return, the write-offs of the losses were jointly filed.

12. Included verbiage concerning steel and foam and its direct reflection on the Gross Profit Margin, which discuss the critical aspects of steel and foam. We also incorporated portions of this in the Risk Factor section of the Prospectus.

13. The redundant and confusing disclosures were removed.

CRITICAL ACCOUNTING POLICIES, PAGE 15

14. We removed the portion of the significant accounting disclosure concerning the evaluation of our goodwill and patents. We kept the disclosures as part of this prospectus as they are part of the notes of our financial statements.

CASH AND SOURCES OF LIQUIDITY, PAGE 19

15. Clarified long term debt. None of the long term debt is with management. The management loans (directors and officers, consisting of Hawkins, Kilpatrick, and Rodriguez) are clearly noted throughout the Cash and Source of Liquidity as well as the Financial Statements.

16. Clarified terms of raw material financing and explained Net 30 terms. We do not have credit lines with our vendors, but credit limits. The terms of payment for both credit limits is standard 30 day terms upon receipt of invoice with no discount.

17. Revised paragraph to show we are registering the resale of shares, not the conversion of debt. If additional financing is needed the company will first seek Long Term Debt. The Company has no plans in place for raising additional capital other than normal banking practices.

DESCRIPTION OF BUSINESS, PAGE 22

18. Added information from the Structural Insulated Panel Association and Sip Tech, Inc., in validating SIPs as a "green" technology. Provided many references that speak of the SIP industry and its "green" connotation.

19. Identified the percentage of sales based upon our categories. This was erroneously left off the last submission.

20. Replaced "Vendor of Choice" and "Best of Few Vendors" with the appropriate definitions defining our sales pipeline.

21.  Included   statement  here  that  website  is  not  incorporated  into  the
Prospectus, as was previously disclosed in the Prospectus Summary.

22. Added statement that the company has no concrete spending and sourcing plan for research and development. Also noted that the company has begun development and testing of a roofing panel.

REGULATORY MATTERS, PAGE 24

23. Included information on ICC and provided update information concerning the status of our certification. Currently, other than the State of Florida, where we have a Product ID number, each specific plan has to be reviewed and approved by obtaining a local or county building permit. During this review the testing results of our product, along with the third party engineering is provided to ensure the new building meets their specific code. Each state, county, and city may elect specific building codes to enforce; however, 47 states have accepted ICC criteria and certification.

PRODUCT DISTRIBUTION AND CUSTOMERS, PAGE 25

24. Attached copies of the distribution agreements with GRSC and ICT.

25. Added comments about terms of the agreements with GRSC and ICT.

26. Added sentence to include terms of the agreement between Prosteel and ACP.

COMPETITION, PAGE 25

27. Clarified SIP industry. The SIP industry in not a $1 trillion dollar industry, but makes up 1% of a $1 trillion dollar industry, that has grown more than 35% per year since 1994, according to Michael Morley, author of BUILDING WITH STRUCTURAL INSULATED PANELS (SIPS) STRENGTH AND ENERGY EFFICIENCY THROUGH STRUCTURAL PANEL CONSTRUCTION.

28. Included test results from Air Quality Sciences, Inc., and information derived from Dow Chemicals, Inc concerning "green" and "foam". Including test results from 1998 Study at the Oak Ridge National Laboratory and the Energy Studies in Building Laboratory at the University of Oregon

29. We removed the risk factor "We May Fail to Compete Effectively Against Larger Companies" as this was a boilerplate comment and does not now accurately reflect management's beliefs.

30. Added information concerning the cost per square foot savings based upon our patented continuous process line which reduces labor cost and eliminates the need for molds. Any competitor who attempts to reduce cost by forming a continuous line process would violate our patent, which makes it more difficult for our competition to be cost competitive.

SUPPLIERS, PAGE 26

31. The prospectus has been updated to show "credit limits" not "credit lines". The credit limit with Phoenix Metals, Inc. has been personally guaranteed by the Chief Executive Officer, Michael W. Hawkins. The credit limit with Dow Chemicals, Inc. has been guaranteed by Avante Holding Group, Inc. of which Michael W. Hawkins is the Chief Executive Officer and majority shareholder. The Company does not desire to file the executed personal guarantees.

MARKETING, PAGE 26

32. Included the names of the countries in which we are currently in negotiations.

33. French Version and English Translation of the Letter of Understanding with The Republic of Chad is attached as an Exhibit.

34. SB-2 was reviewed in its entirety and any duplication of comments has been deleted.

MANAGEMENT, PAGE 27

35. Disclosed the public companies in which Kilpatrick has served as a consultant. He has never served as a Board Member of any company when it became publicly traded. He served as an advisor to one publicly traded company that he was an investor in. Listed the privately held companies that he was or is an active Board Member and identified the number of years he has managed South Residential Enterprises, a sole proprietorship.

EXECUTIVE COMPENSATION, PAGE 29

36. Mr. Hawkins and Steves Rodriguez are serving in their respective capacities.

STOCK OPTION PLAN, PAGE 30

37. The options were issued to management personnel and consulting firms, not "key management officers". The disclosure in the summary compensation table has been revised by adding a new footnote 3 which reconciles the information concerning options to key management.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 31

38. Described the relationships, or lack there of, with Paul Janssens, Avante, and the Company.

      Paul Janssens, the former CEO and Chairman of ACT, contracted with ACC for the assignment of the United States rights to the ACT product patents in exchange for 1,500,000 shares of Series A preferred stock. By virtue of the acquisition of ACT by ACC, the United States rights to the ACT product patents formerly held by Paul Janssens have become the property of ACC. In addition, the company owes Mr. Janssens Six Hundred Twenty Nine Thousand Eight Hundred and Twenty-Four ($629,894) Dollars as evidenced by a convertible Promissory Note. Mr. Janssens has no other agreement with the company or its affiliates, and is not involved in the operations of the Company or its subsidiaries.

      The Company is a party to a number of agreements with Avante Holding Group, Inc. ("Avante") Michael Hawkins is the Chief Executive Officer and principal shareholder of Avante.

SELLING SHAREHOLDERS, PAGE 31

39. The chart below identifies the selling shareholders that are not natural persons and not a reporting company as identified under Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. To Manual.

-------------------------------------- -----------------------------------------
Company                                Sole/Shared Voting and Investment Control
-------------------------------------- -----------------------------------------
21 Century, LLC                        Gordon Cantley, Harry Stone
B& L Developing, LLC                   Paul Snelling
DAT Holding Group,LLC                  Danny A. Toth
HawkStone Group, Inc.                  Michael W. Hawkins, Leigh Gerke
Lift Station, Inc.                     Kate Miles
NorthWest Services, LTDA               Lucia Shum
Pilot Management Group, LLC            Stephen V. Williams
Skeeter Enterprises, LLC               Alex L. Dixon
Elcid                                  Maritza Sanabria Miranda
GAMI, LLC                              Michael W. Hawkins, Ioanna A. Hawkins
Ginn Enterprises, LLC                  Stephen F. Ginn
Sundown Enterprises, LLC               Benjamin C. Harris
Ventures Unlimited, LLC                Jason Dieterle, Jason Benoit
Saturday Enterprises, Inc.             Jeffrey B Saturday, Karen R. Saturday
Avante Holding Group, Inc.             Michael W. Hawkins, Leigh Gerke
Brekka I, Corp                         Juan Montes
Keith S. Fairchild & Associates        Keith Fairchild
New Century Structures, Inc.           Joseph Sorci
-------------------------------------- -----------------------------------------

DESCRIPTION OF SECURITIES, PAGE 85

40. Reconciled and changed 76,000 shares to 83,000 shares to coincide with the remaining parts of the document.

COMBINED STATEMENTS OF CASH FLOWS, PAGE F-16

The Combined Statements of Shareholders' Equity and Member Deficit for our Predecessor has been revised to correct the misstatement. CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT, PAGE F-24

42. In accordance with the requirements of FAS 128, the Consolidated Statement of Operations and Deficit (page F-16) does not require earnings or loss per share as this financial statement is for a privately-held company. We have included a note to the financial statement of our company calculating our basic and diluted earnings (loss) per share.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF CONSOLIDATION, PAGE F-27

43. Based on the Staff's letter of February 8, 2006 and subsequent telephone conversations with the Staff, the revised SB-2 submission now references separate accounting for the period January 1, 2005 through January 20, 2005 of the acquired company. References made to our discussion of the acquisition in
Note 1 - Summary of Significant Accounting Policies. The acquisitions were considered business combinations. Adjustments were made to the financial statements to account for amendments to notes payable, the beginning accumulated deficit, and the allocation of cost of the acquired companies to assets acquired and liabilities assumed.

REVENUE RECOGNITION, PAGE F-28

44. The appropriate note to the September 30, 2005 financials has been revised to include SAB 104. We also included a comprehensive description of how we utilized SOP 81-1 to determine the sales for PSB should be recognized on a percentage of completion basis.

ACCOUNTS RECEIVABLE, PAGE F-29

45. The original filing stated that the CEO guaranteed the accounts receivable to the Factor. That is incorrect as they are not guaranteed and therefore FAS 140 is not applicable.

NOTE 5 - NOTES PAYABLE, PAGE F-34

46. The note with Paul Janssens has been renewed with an expiration date of March 31, 2006 (see attached letter from Mr. Janssens). The two notes ($250,000 and $380,000) with JMB Associates are expired. Currently, the Company is negotiating with the principal of JMB Associates for a renewal or a third party refinance.

NOTE 11 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL, PAGE F-37

47. We have revised our disclosure in our footnotes to the financials as stated below:

      Previous Question # 77

      On July 30, 2005, the Board of Directors, pursuant to 607.0821 of the Florida Business Corporation Act, authorized the consolidation of our outstanding common shares, also known as a reverse split, of the Company that caused each one hundred shares of outstanding shares of its common stock to be converted into one share of its common stock. All share and per share amounts have been adjusted for this reverse stock split. There was no change in the common stock par value or the number of authorized shares to be issued. Earnings (loss) per share (basic and fully diluted) reflect the current outstanding shares after the reverse stock split.

      Previous Question #78

      The Series B Preferred stock was issued to GAMI, LLC and Avante Holding Group, Inc., which are materially controlled and owned by the CEO, Michael
      W. Hawkins. The Series B stock was authorized to be issued and purchased as consideration for the future liability of the Company's inability to meet its financial obligations. The stock was purchased by the entities at par value. The CEO has not guaranteed Series B Preferred Stock. The notes to the financial statements stated that the CEO received shares of Series B Preferred Stock as he guaranteed certain obligations of the Company.

      There  are  no  requirements  to  register  these  shares   therefore  the
consideration of classifying these shares as a liability is not required.

      Previous Question #79

      Under the Black Shoal method we have determined that the warrants have no value. If the warrants are exercised after registration the company will record the necessary income associated with the exercise. Based upon no value for the warrants there is no requirement to classify the warrants.

      Previous Question #80

      Under EITF 00-19, the issuance of the warrants and preferred stock was not for compensation, therefore there is no requirement to classify the warrants as a liability. The requirements to register the shares underlying the JMB & Associates notes are defined in the note itself. There are no registration rights agreements with the Company and any verbiage associated with a registration rights agreement has been deleted.

      With regards to the Series A Preferred Stock, these shares were issued in accordance with the purchase agreement to acquire Alternative Construction Technologies Corporation and select assets of Quality Metal Systems LLC.

      Previous Question #81

      The following chart identifies the grant dates and vesting schedule for the outstanding options.

                                               VESTED DATES
NUMBER            GRANT DATE    TOTAL OPTIONS     3/1/2005    3/1/2006    6/1/2006     3/1/2007    6/1/2007    6/1/2008
------------- --------------- ---------------- ----------- ----------- ----------- ------------ ----------- -----------
  1001            10/24/2004          800,000      400,000     200,000                  200,000
  1002             5/31/2005          250,000                              100,000                   75,000      75,000
  1003             5/31/2005          250,000                              100,000                   75,000      75,000
  1004             5/31/2005          350,000                              150,000                  100,000     100,000
  1005             5/31/2005          350,000                              150,000                  100,000     100,000

      There was no compensation expense recorded for the issuance of the options as they are considered at no value.

      A footnote was added to the financial statement to state that 2,000,000 shares are available for issuance under the 2004 Stock Option Plan.

48. We have reviewed the conversion options in our convertible notes in accordance with SFAS 133 and EITF 00-19 and have determined that the options do not meet the criteria of an embedded derivative as the notes meet the definition of a CONVENTIONAL CONVERTIBLE DEBT INSTRUMENT as defined by paragraph 3 of EITF 00-19. A conventional convertible debt instrument is one in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash.

ITEM 25, OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

49. Included line item for premiums paid on D&O Insurance

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

50. The Board of Directors authorized the sale of 1,000 (post-split) shares of common stock at par value to Mr. Rodriguez as consideration for his acceptance of the position of Chief Financial Officer on April 1, 2005. Subsequently, the Board of Directors authorized the sale of 150,000 shares of common stock at par value to Mr. Rodriguez on August 1, 2005, as part of an issuance of 4,218,350 shares to forty-three (43) employees, management, consultants, founders, investors, and key people. Mr. Rodriguez entered into a convertible note for $20,000 (outstanding invoices for services rendered as the Chief Financial Officer) to be converted into 7,548 shares of stock that would be registered under the Company's initial registration.

LEGAL OPINION

51. Counsel has revised his opinion so as not to be limited to New York law and to cover matters of Florida law.

SIGNATURES

52. Steves A Rodriguez is the Chief Financial Officer of the Company and has signed all filings. We have included Bruce Harmon, the Company Controller, as a signature to the amended filing.